SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 3, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
Material Change Report
SIGNATURES

Item	Page

Press Release dated June 2, 2003 announcing the Company’s Phase II Colorectal Trial Results for Theratope® Vaccine presented at the 2003 American Society of Clinical Oncology Meeting	3

Material Change Report of the Company filed in Canadian Jurisdictions on May 16, 2003 reporting completion of a U.S. $3.7 Million Financing of Common Shares and Warrants under the Company’s Shelf Registration Statement	6

Signature	8

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA PHASE II COLORECTAL TRIAL RESULTS FOR THERATOPE® VACCINE
PRESENTED AT 2003 AMERICAN SOCIETY OF CLINICAL ONCOLOGY (ASCO) MEETING

Theratope Phase III Breast Cancer Demography Abstract Published
In ASCO Meeting Proceedings Publication

Edmonton, Alberta, Canada; Darmstadt, Germany; Chicago – June 02, 2003 – Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) of Edmonton, Alberta, Canada, and its collaborator, Merck KGaA of Darmstadt, Germany, announced today that Biomira’s Phase II study of Theratope® vaccine in the treatment of metastatic colorectal cancer showed that patients are capable of mounting an immune response to the investigational vaccine while receiving concurrent chemotherapy.

As well, a Phase III demographic study of Theratope in patients with metastatic breast cancer found that treatment practices and responses to first-line chemotherapy were very similar across three global regions regardless of the chemotherapy used for first-line treatment. Similar observations were seen in the use of concurrent hormone therapy in the different geographical regions.

The findings of these two studies were released at the annual meeting of the American Society of Clinical Oncology, the premier educational and scientific event for oncology professionals, being held in Chicago, May 31- June 3. The phase II data for colorectal cancer were presented as a poster presentation, and the Phase III demography data were published as an abstract in ASCO’s meeting proceedings publication.

Phase II Study in Colorectal Cancer

Findings from the Phase II colorectal study showed that patients are capable of mounting an immune response to Theratope even while receiving concurrent chemotherapy. In an exploratory analysis across previous Phase II studies where the vaccine was administered following chemotherapy, the strength of the immune response appeared to correlate with improved survival in a group of patients with different cancers. A preliminary Kaplan-Meier Time to Disease Progression Curve of 16 of the 20 colorectal cancer patients who received combination chemotherapy plus at least four Theratope vaccinations in the featured study showed a current median of 8.4 months for progression of their disease.

The 20-patient colorectal trial was conducted at the Cross Cancer Institute, Edmonton, Alberta, Canada, and completed enrolment in October 2002. Charles Butts, M.D., of the Cross Cancer Institute was lead investigator of the study and presented the poster at ASCO.

The trial was designed to evaluate the safety of Theratope in patients with metastatic colorectal cancer, as well as to evaluate the ability of the vaccine to induce an immune response in patients when given in combination with first-line chemotherapy.

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“We are very encouraged with the results of this trial, which was our first opportunity to accumulate data using Theratope in combination with chemotherapy,” said Alex McPherson, MD, PhD, President and CEO of Biomira Inc. “We will be following these patients to determine if there are any trends indicating delayed time to disease progression and prolonged survival.”

Adverse Events

No unexpected adverse events related to the vaccine have been reported to date. Injection site reactions have been documented, including ulcerations in four patients.

Phase III Demography Data for Metastatic Breast Cancer

The Phase III demography data represent one of the largest databases of metastatic breast cancer patients on immunotherapy and include data on patient characteristics, first-line chemotherapy treatments across the regions included in the study, response to first-line chemotherapy, and whether or not the patients received concurrent hormone therapy during the study.

Study findings indicate that treatment practices and responses to first-line chemotherapy were very similar across the three geographic regions studied – North America, Europe and Australia/New Zealand – regardless of the chemotherapy used for first-line treatment of metastatic breast cancer. Similar observations were seen in the use of concurrent hormone therapy in the different geographical regions. The abstract was submitted by the Phase III trial’s lead investigator David W. Miles, MD, BSc, FRCP, senior lecturer and honorary consultant in medical oncology at Guy’s Hospital in London, England.

In the overall patient population entering the trial, 10 per cent of the patients had complete responses to their prior chemotherapy, while approximately 90 per cent of the overall patient population entered the trial with non-progressive disease or stable disease.

“On the whole, the patients in the Phase III Theratope trial represent a very homogeneous or similar group of women, which is exactly what you want to see in a clinical trial. This adds to our enthusiasm as we approach the final analysis of the Phase III trial, which is on target for an expected mid-year 2003 unblinding of the data,” said McPherson.

Biomira and Merck KGaA completed enrolment in the Phase III double-blinded, randomized, controlled trial for 1,030 women with metastatic breast cancer at 120 clinical sites in 10 countries in March 2001. The final analysis is event-driven and the timing is based on when the events occur. The events have been assessed during five Data Safety Monitoring Board reviews and are occurring at a rate which is generally consistent with the trial’s statistical design.

In addition to the 1,030 women in the Phase III trial, more than 400 patients with adenocarcinomas have received Theratope, mostly in Phase I and I/II trials.

The Collaboration Between Biomira and Merck KGaA

Under terms of the agreement, Merck KGaA and Biomira will jointly market products in the U.S. Merck KGaA will market the products through its U.S. affiliate, EMD Pharmaceuticals. Merck KGaA will have sole development and marketing rights in the rest of the world with the exception of Israel and the Palestinian Autonomy Area for which agreements were already in place. Biomira will retain marketing rights in Canada.

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Biomira will manufacture the vaccines for worldwide use and will be entitled to an equal share on product sales in the U.S. and Canada, and royalties on sales for all other territories.

About the Companies

With more than 34,500 employees in 53 countries, the Merck Group generated sales of EUR 7.5 billion in 2002. Founded in 1668 in Darmstadt, Germany, Merck KGaA aims to be a world leader in its core businesses of pharmaceuticals and chemicals. Merck groups its operating activities under Merck KGaA, in which the Merck family holds 74 per cent and the remaining 26 per cent is publicly traded. The former U.S. subsidiary, Merck & Co., has been a completely independent company since 1917. Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas — monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Contacts:
Bill Wickson	Jane Tulloch
Manager, Public Relations	Director, Investor Relations
780-490-2818	780-490-2812
After hours contact: bwickson@biomira.com

Merck KGaA Media Contact:
Hartmut Vennen
011-49-6151-72-2386

EMD Pharmaceuticals Media Contact:
David Reeder
919-401-7200

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

BIOMIRA INC.

Material Change Report

     This report is filed under section 67(1) of the Securities Act (British Columbia), section 146(1) of the Securities Act (Alberta), section 84(1) of the Securities Act (Saskatchewan), section 75(2) of the Securities Act (Ontario) and section 81(2) of the Securities Act (Nova Scotia) and section 76(2) of the Securities Act (Newfoundland) (collectively, the “Acts”).

1.	Reporting Issuer

Biomira Inc. (“Biomira”) 2011 – 94 Street Edmonton, Alberta T6N 1H1

2.	Date of Material Change

May 15, 2003

3.	Press Release

Biomira issued a press release, the text of which is attached hereto as Schedule “A”, on May 8, 2003.

4.	Summary of Material Change

On May 15, 2003, Biomira completed the closing of a U.S.$3.7 million financing offering common shares accompanied by warrants. Rodman & Renshaw, Inc. of New York acted as exclusive placement agent. In connection with the offering, Biomira, in Canada, filed a Prospectus Supplement to Biomira’s April 30, 2002 Base Shelf Prospectus on May 9, 2003 and in the United States, a Prospectus Supplement to Biomira’s April 30, 2002 F-10 Registration Statement on May 13, 2003. The offering was fully subscribed.

5.	Full Description of Material Change

On May 15, 2003, Biomira completed the closing of a U.S.$3.7 million financing offering common shares accompanied by warrants. Rodman & Renshaw, Inc. of New York acted as exclusive placement agent. In connection with the offering, Biomira, in Canada, filed a Prospectus Supplement to Biomira’s April 30, 2002 Base Shelf Prospectus on May 9, 2003 and in the United States, a Prospectus Supplement to Biomira’s April 30, 2002 F-10 Registration Statement on May 13, 2003. The offering was fully subscribed.

Pursuant to the offering, Biomira sold to participants 3,245,615 common shares at an issue price of U.S.$1.14, together with 548,148 warrants (with an exercise price of U.S.$1.66 per share). Each purchaser participating in the offering received warrants to purchase

0.169 common shares for every 1 common share purchased by such purchaser in the offering. The warrants have a two year term from the closing date. The placement agent, Rodman & Renshaw, Inc., also received 32,456 warrants having a two year term and an exercise price of U.S.$1.74 per share, in addition to the underwriting commission of U.S.$148,000 and limited reimbursement of its expenses.

6.	Reliance on Confidentiality Provisions of the Acts

Not applicable

7.	Omitted Information

None

8.	Senior Officer

The name and business telephone number of a senior officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor Vice-President Finance & Administration Biomira Inc. 2011 – 94 Street Edmonton, Alberta T6N 1H1 Telephone: (780) 450-3761

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Edmonton, Alberta, effective this 16th day of May, 2003.

BIOMIRA INC.

(signed) “Edward A. Taylor”

By:	Edward A. Taylor
Vice-President Finance & Administration

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: June 3, 2003	By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance